Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38336

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nutrien Collectively Bargained 401(k) Retirement Plan

5296 Harvest Lake Drive

Loveland, CO 80538

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nutrien Ltd.

Suite 500, 122 – 1st Avenue South

Saskatoon, Saskatchewan

S7K 7G3 Canada

Nutrien

Collectively Bargained 401(k) Retirement Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2020 and 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

NUTRIEN

COLLECTIVELY BARGAINED 401(k) RETIREMENT PLAN

December 31, 2020 and 2019

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	5
As at December 31, 2020 and 2019

Statement of Changes in Net Assets Available for Benefits	6
Year ended December 31, 2020

Notes to the Financial Statements	7

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15
As at December 31, 2020

Report of Independent Registered Public Accounting Firm

Nutrien North American Pension Committee,

Plan Administrator and Management of the

Nutrien Collectively Bargained 401(k) Retirement Plan

Loveland, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Nutrien Collectively Bargained 401(k) Retirement Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Nutrien Collectively Bargained 401(k) Retirement Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of Nutrien Collectively Bargained 401(k) Retirement Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Nutrien Collectively Bargained 401(k) Retirement Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Nutrien Collectively Bargained 401(k)

Retirement Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Eide Bailly LLP

We have served as Nutrien Collectively Bargained 401(k) Retirement Plan’s auditor since 2019.

Denver, Colorado

June 18, 2021

NUTRIEN

COLLECTIVELY BARGAINED 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

As of December 31

(US dollars)

	Note	2020	2019
Assets
Cash and cash equivalents		—	165,818
Investments - Plan interest in Nutrien 401(k) Retirement Plan Master Trust, at fair value	5	53,505,868	—
Investments, at fair value	6	—	49,264,673

Receivables:
Employer contributions	5	109,311	—
Employee contributions	5	106,211	—
Notes receivable from participants	5	1,041,991	1,121,644

Total receivables		1,257,513	1,121,644

Net assets available for plan benefits		54,763,381	50,552,135

(See Notes to the Financial Statements)

NUTRIEN

COLLECTIVELY BARGAINED 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Year ended December 31

(US dollars)

	Note	2020
Additions
Investment income from Plan interest in Nutrien 401(k) Retirement Plan Master Trust	5
Net realized and unrealized appreciation in fair value of investments		6,569,467
Interest and dividends		292,926

		6,862,393

Contributions
Employer		1,676,245
Participant		3,118,098
Rollover		2,533

		4,796,876

Total additions		11,659,269

Deductions
Distributions paid to participants		7,345,508
Administrative expenses, net	2	102,515

Total deductions		7,448,023

Increase in net assets		4,211,246
Net assets available for plan benefits beginning of year		50,552,135

Net assets available for plan benefits end of year		54,763,381

(See Notes to the Financial Statements)

NUTRIEN

COLLECTIVELY BARGAINED 401(k) RETIREMENT PLAN

Notes to the Financial Statements

December 31, 2020 and 2019

(US dollars)

1.	PLAN DESCRIPTION

The following description of the Nutrien Collectively Bargained 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Prior to January 1, 2020, the Plan was previously named as PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees. The Plan is a defined contribution plan.

The Plan sponsor, PCS Administration (USA), Inc. (the “Company”) is a wholly owned subsidiary of Nutrien Ltd. (“Nutrien”). Prior to December 31, 2019, the Plan was established for the benefit of all eligible employees of the Company, PCS Purified Phosphates, PCS Nitrogen Ohio, L.P. (“Lima”), and White Springs Agricultural Chemicals, Inc., who are represented by a collective bargaining agreement, as defined in the Plan. On December 31, 2019, the Agrium 401(k) Savings Plan for Union Employees at Florence, AL; Mulberry, FL; & Americus, GA (“Agrium Plan”) merged with the Plan. As of the merger date onwards, the net assets of the Agrium Plan are governed by the terms of the Plan and the Agrium Plan ceased to exist as a separate plan effective with the merger date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The trustee of the Plan at December 31, 2020 and 2019 was Fidelity Management Trust Company (“Fidelity” or “Trustee”). The recordkeeper of the Plan at December 31, 2020 and 2019 was Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee. The Plan is administered by a committee of three or more persons (the “Plan Committee”) appointed by Nutrien’s board of directors. The Plan Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Effective January 1, 2020, all of the Plan’s investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the Nutrien 401(k) Retirement Plan Master Trust (the “Master Trust”), a master trust established by an affiliate of the Company on behalf of the Company and administered by the Trustee. Prior to January 1, 2020, the Plan assets were not held in a Master Trust.

Contributions

Participants may contribute up to 75 percent of eligible compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (“IRC”), limitations. These contributions may be pre-tax contributions and/or ROTH after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions. The Plan has an automatic enrollment provision, under which new participants make a 3 percent pre-tax contribution, unless they formally waive participation or elect a different participation level. The Plan also has an automatic increase program, which is available for participants to voluntarily elect to have an increase in the deferral rate each year in the Plan on or after April 2, 2012.

For participants covered by the Lima and White Springs respective collective bargaining agreements, the Company matches 100 percent of the first 3 percent of eligible compensation that participants contribute for a maximum match of 3 percent. For all other participants, the Company does not provide a match. Catch-up contributions are eligible for the Company match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

The Company also contributes a basic contribution of 6 percent of eligible compensation on behalf of each eligible employee of Lima, as defined in the Plan.

After the end of each plan year, the Company may make an additional “true-up” matching contribution to a participant account if the aggregate matching contribution allocation for the plan year is less than the amount the participant would otherwise have received as matching contributions had the participant employee contributed at least 3 percent of eligible compensation for each pay period throughout the plan year. The amount of the true-up contribution will be the difference between the amount of matching contributions allocated to the participant account during the plan year and the amount that would have been allocated for the plan year had the participant contributed at least 3 percent of eligible compensation throughout the year.

For the participants covered by the Lima collective bargaining agreement, the Company may also make a discretionary Company performance contribution ranging from 0 percent to 3 percent of each eligible participant’s eligible pay. There was no discretionary Company performance contribution for the year ended December 31, 2020.

Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not regular full-time employees and are not otherwise ineligible are enrolled into the Plan at which time they complete a year of eligibility service.

Vesting

Participants are immediately vested in their own contributions and in the discretionary Company performance contribution, plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants vest 20 percent per year of credited service and are 100 percent vested after five years of credited service. Lima participants are fully vested in the Company’s basic contribution after a three-year period of service, although no partial vesting shall apply (i.e., three-year cliff vesting). Forfeitures are accumulated during the Plan year and may be used to reduce company contributions or pay Plan administrative expenses. During 2020, there was $nil forfeitures applied to Company contributions. The balance of forfeited non-vested accounts was $11,319 at December 31, 2020 (2019- $27,195). Refer to the Plan document for vesting provisions related to acquired plan account balances.

Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship, or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1⁄2. Company contributions, if any, are subject to certain forfeiture provisions.

Upon termination of employment, a participant whose vested account balance is greater than $5,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1⁄2 or request a direct rollover. A participant with a vested account balance between $1,000 and $5,000 (including the value of the Participant’s Rollover Account) which has not elected to have such distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with Article 11, will automatically have the distribution directly rollover to the individual retirement account designated by the Committee. If the Participant’s vested account balance is $1,000 or less (including the value of the Participant’s Rollover Account), the Committee may direct that the amount be automatically distributed.

For all participant-driven distributions, any portion of a participant’s account that is invested in Nutrien common stock may be distributed in cash or in common shares of Nutrien, at the election of the participant.

Participants may make withdrawals, not to exceed their pre-tax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

Notes receivable from participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest based on the prevailing terms when the loan was made. Interest rate is established at the inception of the loan and is set at one percentage point higher than the prime lending rate as posted in Reuters as of the first business day of the calendar month in which the loan is made. The interest rate is fixed and does not change for the duration of the loan. Principal and interest are paid ratably through payroll deductions. A participant may generally have no more than one outstanding loan at any one time. As of December 31, 2020, participant loans have maturities through 2036 at interest rates ranging from 4.25 percent to 7.50 percent.

Participant accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s discretionary performance contribution when applicable, and allocations of Plan earnings. These accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided to the participant’s vested account.

Investment options

Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Nutrien common stock, a selection of mutual and common collective trust funds, short term funds and one pooled investment stable value fund. Dividends distributed by a participant’s investment in Nutrien Common Stock are reinvested in Nutrien common stock. The Nutrien stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Nutrien common stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the Company contributions invested in the Plan’s “default fund,” which has been designated as State Street Target Retirement date funds based on the retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

COVID-19

On March 11, 2020, the World Health Organization declared the spread of the novel strain of coronavirus (“COVID-19”) a global pandemic. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impact of the COVID-19 pandemic. The assessment included estimates of the unknown future impacts of the pandemic using information that is reasonably available at this time. Based on the current assessment, there was not a material impact to these financial statements. As additional information becomes available, the future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Distributions

Distributions are recorded when paid. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2020 and 2019.

Valuation of investments and income recognition

As of December 31, 2020 and 2019, the Plan’s investments, including the investment in the Master Trust, are reported at fair value. The fair value of the Master Trust has been determined based on the fair value of the underlying investments of the Master Trust. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three-level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

•

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following describes the valuation methods and assumptions used by the Plan to estimate the fair values of the investments held by the Plan. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common Stock: Nutrien common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Short-Term Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Common Collective Trust: As a practical expedient, the fair value of the trust is based on the NAV of units held by the Plan on the last business day of the year, as determined by the issuer of the trust based on the fair value of the underlying investments. This trust shares the common goal of growth and preservation of principal. It indirectly invests in a mix of US and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

Stable Value Funds — The Goldman Sachs Collective Trust (the “Collective Trust”) and Fidelity Managed Income Portfolio II (“the Portfolio”), are stated at contract value, as the investment contracts in those funds are fully benefit-responsive. Contract value of the stable value funds is the value at which participants ordinarily transact and is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals. As a practical expedient, the fair value of participation units in the stable value fund is based upon the NAV of such fund as reported, in the audited financial statements of the stable value fund. NAV is determined to be contract value, the value at which participants ordinarily transact. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the common collective trusts, mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Administrative revenue (expense)

Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document. Investment management fees for certain investments are included as a reduction of investment return and not reflected separately in the statement of changes in net assets available for benefits. Administrative revenues arise when investment managers return a portion of the investment fees to the Trustee to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid.

3.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 10, 2018, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. After the issuance of the determination letter, the Plan was amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

5.	PLAN INTEREST IN MASTER TRUST

Effective January 1, 2020, all of the Plan’s investments are held in the Master Trust, which was established for the investment of assets of the Plan and two other retirement plans sponsored by the Plan Sponsor and its affiliates. Each participating retirement plan has an interest in the Master Trust. Use of the Master Trust permits the commingling of Plan assets with the assets of the participating plans for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The net assets and investments of the Master Trust at December 31, 2020 and 2019, are summarized as follows:

	2020		2019
	Master Trust	Plan’s Share	Master Trust	Plan’s Share
Investments, at fair value	1,718,782,912	53,505,868	—	—
Receivables:			—	—
Employer contributions	4,906,505	109,311	—	—
Employee contributions	2,106,847	106,211	—	—
Other receivables	9,673	—	—	—
Notes receivable from participants	21,459,870	1,041,991	—	—

Total	1,747,265,807	54,763,381	—	—

The net investment income of the Master Trust for the years ended December 31, 2020 and 2019, are summarized as follows:

	2020	2019
Net realized and unrealized appreciation in fair value of investments	220,211,051	—
Interest and dividends	5,698,186	—

Net investment income of Master Trust	225,909,237	—

Plan’s interest in Master Trust investment income	6,862,393	—

6.	INVESTMENTS

Fair value of Plan investments by hierarchy level

	Master Trust Investment Assets at Fair Value as at December 31, 2020
	Level 1	Level 2	Level 3	Total	Plan’s Share
Nutrien common stock	93,702,227	—	—	93,702,227	4,636,219
Short-term funds	395,876	—	—	395,876	16,847

Investment assets at fair value	94,098,103	—	—	94,098,103	4,653,066

Investment measured at NAV – Common Collective Trust [1]				1,556,728,197	46,301,905
Investment measured at NAV – Stable Value Fund [1]				67,956,612	2,550,897

Total				1,718,782,912	53,505,868

1

In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits.

	Investment Assets at Fair Value as at December 31, 2019
	Level 1	Level 2	Level 3	Total
Nutrien common stock	5,284,421	—	—	5,284,421
Mutual funds:
Large cap equity funds	6,263,576	—	—	6,263,576
Balanced funds	22,478,786	—	—	22,478,786
Mid cap equity funds	1,115,635	—	—	1,115,635
Multi cap equity funds	1,646,468	—	—	1,646,468
International equity funds	668,894	—	—	668,894
Bond funds	352,791	—	—	352,791
Short term funds	1,442,963	—	—	1,442,963

Investment assets at fair value	39,253,534	—	—	39,253,534

Investment measured at NAV – Common Collective Trust [1]				7,414,497
Investment measured at NAV – Stable Value Fund [1]				2,596,642

Total				49,264,673

1

In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits.

Change in fair values levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2020 and 2019, there were no significant transfers in or out of levels 1, 2, or 3.

7.	STABLE VALUE FUNDS

The Goldman Sachs Stable Value Collective Trust Institutional Series Class 1 is a stable value fund (the “Fund”) that is a separate investment trust within the Collective Trust. The Fund is invested in stable value investment contracts and in fixed income instruments which underlie stable value contracts as well as in money market instruments. Investments underlying stable value contracts may be purchased directly or accessed via commingled vehicles and accounts that invest in such instruments. The objective of the Fund is to earn a high level of return that is consistent with providing the stability of principal and maintaining a stable value of one dollar per unit.

Certain events limit the ability of the Plan to transact at contract value with the Collective Trust issuer. Such events include the following: (a) a material amendment to the Collective Trust or Fund documents or administration that would have a material adverse effect on the provider; (b) amendments to a participating trust’s plan documents or plan administration that would have a material adverse impact on the provider; (c) additions of competing Investment options or changes to the participating trust’s competing investment options or equity wash provisions or restrictions; (d) complete or partial termination of a participating trust’s plan or merger of a plan with another plan or the participating trust ceases to be an eligible trust; (e) a redemption resulting from an event initiated or directed by a participating trust’s plan sponsor (“employer-initiated event”) such as the removal of a group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate or the bankruptcy or insolvency of the plan sponsor; (f) changes in law or regulation applicable to the Fund, the participating trust or plan or account or contract issuer; (g) the delivery of any communication to plan participants designed to influence a participant not to invest in the account; and (h) other events or circumstances provided for in the contract. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Stable value contracts also define certain termination events that permit the provider to terminate the contract at market value and the Fund will receive the market value of the covered assets as of the date of termination. Thus, if the market value of the covered assets is less than the contract value on the termination date, the contract does not require the issuer to pay any excess of contract value over market value. As a result, this type of termination will result in a market value adjustment, which could cause the Fund to be unable to maintain a stable NAV of one dollar per unit. Issuer termination events vary by contract and typically may include some or all of the following: (a) the Fund or the Collective Trust is fully or partially terminated or fails to be exempt from federal income taxation; (b) the Fund merges with another fund or entity; (c) a security is sold or subject to a lien other than as permitted under the contract; (d) the termination or replacement or “change in control” as defined in the contract of the Trustee or investment adviser without the issuer’s consent; (e) there is a material change in law, regulation, ruling, or accounting requirement applicable to the Fund or the contract issuer; (f) the bankruptcy of the Fund; (g) the amendment of the Declaration of Trust or change in the investment objectives or administration of the Fund without the issuer’s consent; (h) the level of “impaired securities” as defined in the contract exceeds an agreed upon amount of the Fund assets; and (i) other events or circumstances provided for in the contract. In addition, if the Fund defaults in its contractual obligations or representations under the contract (including non-compliance with investment guidelines) and such default is not cured within any applicable cure period, then the contract may be terminated by the issuer and the Fund will receive the market value as of the date of termination.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Collective Trust at contract value. The average crediting interest rate was 1.56 percent for the year ended December 31, 2020, which was based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2020 was 0.66 percent. The participants in the Plan are able to redeem from the Collective Trust immediately. The Collective Trust has no redemption restrictions and there is no redemption notice period required for participants.

The Fidelity Managed Income Portfolio II is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio is invested in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return and preservation of capital and liquidity to pay the Plan benefits of its retirement plan investors.

Certain events limit the ability of the Plan to transact at contract value with the Portfolio issuer. Such events include the following: (a) the Plan’s failure to qualify under the IRC; (b) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (c) any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer; (d) any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio’s cash flow; (e) any communication given to unitholders that is designed to induce or influence unitholders not to invest in the Portfolio or to transfer assets out of the Portfolio; (f) any transfer of assets from the Portfolio directly to a competing investment option; or (g) the inability of the Portfolio to maintain wrap contracts covering its underlying assets. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The average crediting interest rate was 2.24 percent for the year ended December 31, 2019, which was based on the interest rates of the underlying portfolio of assets. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

8.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, investment manager and recordkeeper. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2020 and 2019, the Plan held approximately 96,267 and 110,299 shares, respectively, of Nutrien common stock, with a fair value of $4,636,219 and $5,284,421, respectively. During the year ended December 31, 2020, the Plan recorded dividend income of $196,656.

9.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, a common collective trust, short term funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2020, there was a significant concentration of participant-directed investments in two target retirement collective investment trust funds (29 percent).

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2020 and 2019 to the Form 5500:

	2020	2019
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	54,763,381	50,552,135
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	84,607	35,168

Net assets per the Form 5500	54,847,988	50,587,303

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	4,211,246
Net change in adjustment from contract value to fair value	49,439

Net income and transfers per the Form 5500	4,260,685

11.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 18, 2021, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2020.

NUTRIEN

COLLECTIVELY BARGAINED 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As at December 31, 2020

Employer Identification Number: 562111626

Plan Number: 007

(US dollars)

(a)	(b) Identity of Issuer	(c) Description of Investments	(d) Cost **	(e) Current Value
	Shares of registered investment companies:
	State Street Global Advisors	State Street Target Retirement 2065 Non-Lending Series Fund Class M		138,057
	State Street Global Advisors	State Street Global Equity Index Non-Lending Series Fund Class C		209,538
	State Street Global Advisors	State Street Global Equity ex USA Index Non-Lending Series Fund Class C		182,043
	State Street Global Advisors	State Street Russel Small/Mid Cap Index Non-Lending Series Fund Class K		1,465,829
	State Street Global Advisors	State Street S&P 500 Index Non-Lending Series Fund Class K		2,884,294
	State Street Global Advisors	State Street Target Retirement 2020 Non-Lending Series Fund Class M		6,035,227
	State Street Global Advisors	State Street Target Retirement 2025 Non-Lending Series Fund Class M		9,658,144
	State Street Global Advisors	State Street Target Retirement 2030 Non-Lending Series Fund Class M		3,418,272
	State Street Global Advisors	State Street Target Retirement 2035 Non-Lending Series Fund Class M		3,994,414
	State Street Global Advisors	State Street Target Retirement 2040 Non-Lending Series Fund Class M		3,878,282
	State Street Global Advisors	State Street Target Retirement 2045 Non-Lending Series Fund Class M		4,716,951
	State Street Global Advisors	State Street Target Retirement 2050 Non-Lending Series Fund Class M		3,569,458
	State Street Global Advisors	State Street Target Retirement 2055 Non-Lending Series Fund Class M		1,106,233
	State Street Global Advisors	State Street Target Retirement 2060 Non-Lending Series Fund Class M		609,877
	State Street Global Advisors	State Street Target Retirement Income Non-Lending Series Fund Class M		3,757,545
	State Street Global Advisors	State Street U.S. Bond Index Non-Lending Series Fund Class M		158,756
	Global Trust Company	AQR U.S. Enhanced Equity Collective Investment Fund Class W		256,885
	Global Trust Company	Mawer International Equity Collective Investment Fund Class W		28,587
	SEI Trust Company	Aristotle Small/Mid Cap Equity CIT Class W		29,223
	Goldman Sachs	Goldman Sachs Stable Value Collective Trust Institutional Series Class 1		2,550,897
	PGIM Inc.	Prudential Core Plus Bond Fund Class 6		204,290
*	Fidelity Management Trust Company	Fidelity Government Money Market Fund		14,033
*	Nutrien Ltd. common stock	Common stock, 96,267 shares		4,636,219
*	Nutrien Stock Purchase Account	Money market	2,814	2,814

	Investments subtotal			53,505,868
*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.3 percent to 7.5 percent, secured by the related participant’s vested account balance, maturing through 2036.		1,041,991

	Total assets held at end of year			54,547,859

*	Identified party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nutrien Collectively Bargained 401(k) Retirement Plan (Name of Plan)

Date: June 23, 2021	/s/ Roxane Schwaner
Name: Roxane Schwaner Title: Director, US Pension and Benefits

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Eide Bailly LLP